TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                         A LIMITED LIABILITY PARTNERSHIP

                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174
                             www.troutmansanders.com
                             TELEPHONE: 212-704-6000
                             FACSIMILE: 212-704-6288

Timothy I. Kahler                                   Direct Dial:   212-704-6169
timothy.kahler@troutmansanders.com                  Fax:           212-704-5948


                                            August 23, 2005

Via Edgar Correspondence
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn:       H. Roger Schwall
            Assistant Director

             Re: Cadence Resources Corporation - Amendment No. 1 to Registration Statement on Form S-4; File No. 333-124904

Dear Mr. Schwall:

      Our client Cadence Resources Corporation is enclosing herewith amendment No. 1 (the "Amendment") to its registration statement on Form S-4, File No. 333-124904, which was initially filed May 13, 2005. Cadence has asked that we describe in this letter its responses to the comments contained in your letters of June 10, 2005 and June 15, 2005 with respect to the initial May 13, 2005 filing of the registration statement. The comment numbers below in this letter correspond to the comment numbers set forth in the two comment letters. To facilitate the staff's review, the text of each comment is set forth below and, where appropriate, the descriptions of the responses are keyed to the page numbers of the Amendment.

      For the staff's convenience, we will also be delivering to the Commission paper copies of the Amendment marked to show changes from the initial May 13, 2005 filing of the registration statement.

           ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

H. Roger Schwall
August 23, 2005
Page 2


                        Accounting Comments Contained in
                       Comment Letter Dated June 10, 2005

      Comment No. 1: Please include updated interim financial statements in your next amended filing pursuant to Rule 3-10 of Regulation S-B.

      Response to Comment No. 1: The Amendment includes updated interim financial statements pursuant to Rule 3-10 of Regulation S-B. These consist of Cadence's interim financial statements for its third fiscal quarter ended June 30, 2005, and Aurora's interim financial statements for its second fiscal quarter ended June 30, 2005. (See pages F-36 and F-77.)

      Comment No. 2: Please remove the statements referencing the letter sent to the Chief Accounting Office in your next amended filing.

      Response to Comment No. 2: Cadence has removed the statements referencing the letter sent to the Chief Accounting Office (see page 96).

      Comment No. 3: We note that oil and gas exploration and intangible drilling expenses of Cadence under the successful efforts method have not been adjusted to give pro forma effect to conform to the treatment of such costs under the full cost method. We also note that the asset value remains the same under both successful efforts and full cost methods due to certain impairment provisions made by Cadence, which are attributable to the write-down of De Soto Parish gas well and a downward adjustment in total gas reserves. Please tell us why you wrote down the carrying value of gas wells and why there was a downward adjustment in total gas reserves. Supplementally provide to us a detail calculation supporting your position that a conforming pro forma adjustment is not required.

      Response to Comment No. 3:

      Write-down of Carrying Value of Cadence Gas Wells. During the fiscal year ended September 30, 2004, four of Cadence's developed oil and gas wells in Louisiana were impaired to varying degrees ranging from a 30% impairment on one well to a 100% impairment on another. In conjunction with Cadence's reserve report and assessments made by management as to well performance, it was determined that these wells were not producing results that would fully return the capital invested in them. These impairments amounted to approximately $1,200,000.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 3


      Downward Adjustment of Total Gas Reserves. Cadence's reserve report as of October 1, 2004 showed 585.7 MMcf of gas attributable to developed producing reserves and no reserves to proved undeveloped reserves. This resulted in a downward adjustment of total gas reserves.

      Detail Calculation. Attached as "Exhibit A" to this letter are spreadsheets related to the detailed calculation of the conversion of the Cadence oil and gas properties from the successful efforts method of accounting to the full cost method. In its original pro forma compilation, Cadence made an assessment that, given the write down under FAS 121 (described above), an equivalent write-down to fair market value would occur under Rule 4-10(c) of Regulation S-X ceiling test rules applicable under the full cost method, and the asset value would remain the same under both methods.

      However, when Cadence performed a further detailed calculation adding back certain applicable costs for full cost purposes less the depreciation recomputed using the adjusted basis and an impairment recognized under the ceiling test provisions, there resulted an upward adjustment of $430,131 to the asset value under the full cost method. This adjustment has been incorporated in the June 30, 2005 pro forma financial statements included in the Amendment. (See page 97.)

                        Engineering Comments Contained in
                       Comment Letter Dated June 15, 2005

      Comment No. 1: You state that you and Aurora entered into the Agreement and Plan of Merger based, in part, on an assessment of recoverable reserves. However, we are unable to find any discussion under "Approval of the Merger." Either delete this disclosure or expand the discussion under "Approval of the Merger" to address the consideration given by Cadence to "recoverable reserves" and explain what you mean by that term which is not defined under Rule 4-10 of Regulation S-X.

      Response to Comment No. 1: The word "recoverable" as a modifier of "reserves" appeared twice in the original filing of the registration statement, in both cases within the risk factor on page 5. The word "recoverable" in this context has been deleted in both places, as shown on pages 6 and 7 of the Amendment. As a result, Cadence believes that no additional discussion is needed to elaborate on the term "recoverable." In addition, Cadence examined each use of the term "reserves" in the registration statement and considered whether the appropriate modifier (e.g., "proved," "proved developed producing," etc.) accompanied such use. And, where the term "reserves" was used in the registration statement without any modifier, Cadence considered whether such term should be accompanied by an appropriate modifier. As a result of this review, Cadence deleted the term "reserves" from certain text within the registration statement (see pages 6, 7 and 50) and added an appropriate modifier to certain other text (see page 79).

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 4


      Comment No. 2: Under Rule 4-10(a) of Regulation S-X only proved reserves may be disclosed in a SEC filing. Therefore, please remove the following reserves disclosure:

         o the gas-in-place of 11 BCFG per square mile in New Albany Shale on page 70;

         o 1.2 BCF of gas or more per square mile in the Crossroads Projects on page 74;

         o   the referenced oil reserves in Beregsai Reef field on page 75.

      Response to Comment 2: Cadence has deleted all of these reserves disclosures as requested. (See pages 71, 75 and 76, respectively.)

      Comment No. 3: Please disclose that over 86% of Aurora's proved reserves are classified either as proved developed non-producing or proved developed. This should also be placed prominently in front of the document, such as the risk factors section, to inform investors of the nature of Aurora's proved reserves.

      Response to Comment No. 3: The Aurora business description (see page 78) now includes disclosure that over 86% of Aurora's proved reserves are classified either as proved developed non-producing or proved underdeveloped. In addition, there has been added a risk factor (see page 7) to similar effect.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 5


      Comment No. 4: In 2004 Aurora produced an average of 414 MCF per day of gas from 40.5 net gas wells for an average of 10 MCFD per well. Explain to us how the development of reserves is economic at these rates of production.

      Response to Comment No. 4: To derive a per-well production for Aurora during 2004 based on the disclosures in the registration statement, the calculation would use as its denominator the number of gas wells shown in the table under the caption "Aurora Productive Oil and Gas Wells" (i.e., 40.49 net wells). However, this net number of wells includes (i) 25 non-producing wells, and (ii) five wells that produced for only a short period during 2004 and were in the early testing and dewatering phase during which production yields are limited. Cadence believes that the inclusion of these wells in the registration statement disclosures is in accordance with Securities Act Industry Guide 2, "Disclosure of Oil and Gas Operations," which states that productive wells are "producing wells and wells capable of production." The 25 non-producing wells were drilled, capable of production but awaiting the completion of infrastructure to transport the gas. The five new wells were producing wells, although their production rates had not yet reached a representative volume. If these 30 wells are excluded from the per-well production calculation, the ten remaining wells would yield approximately 41 MCF per day, which Cadence believes is economic in today's gas market. (See page 80.)

      Comment No. 5: Tell us how Aurora's monthly net gas production rate has been in each month in 2005 and how many wells.

      Response to Comment No. 5: Aurora's total gas production during the first six months of 2005 was 164,206 MCF, which was derived from an aggregate of 23 net producing wells. Of that amount, 51,607 MCF was produced by wells in existence at December 31, 2004, and 112,599 MCF (representing approximately 69% of Aurora's total production during such period) was produced by wells added during 2005. For the first six months of 2005, Aurora's monthly net gas production from new wells, and the cumulative number of new wells, are shown in the table below.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 6


Month             Net Gas Production            Cumulative Number of New Wells
-----             ------------------            ------------------------------
January                 10,164                                 7
February                11,222                                 8
March                   12,887                                10
April                   16,979                                14
May                     29,333                                15
June                    32,014                                16

   Total                112,599

      Comment No. 6: We note that during the last two years you had no revisions of previous reserve estimates. Tell us the reason for this.

      Response to Comment No. 6: The table on page F-74 of the Amendment has been revised to correct the information contained in the table as filed with the original registration statement on May 13, 2005. Aurora had not received its first independent reserve report until after December 31, 2002. Thus, as of January 1, 2003 there were no "proved reserves." The amount of 16,874 MMscf is properly shown as an addition during 2003 because that is the amount shown in Aurora's first reserve report which was received during 2003. What was originally shown in the table as an addition of 18,440 MMscf during 2004 actually was a net number resulting from the reserve report received during 2004 showing new holdings, net of a downward adjustment of 4,025 MMscf attributable to existing holdings. The downward adjustment is now separately stated in the table as a "revision" during 2004.

      Comment No. 7: Tell us how you arrived at the future production costs that you utilized in your Standardized Measure calculation given your historical production costs.

      Response to Comment No. 7: Cadence believes that, in order to be more meaningful for the reader, the disclosures required by SFAS #69 should be adapted in the case of an entity such as Aurora which is in the very early stages of development and which has limited cost data to use in preparing a standardized measure. Accordingly, in establishing the estimated future production costs to be used in preparing the standardized measure, Cadence and Aurora considered three factors expected to be material to its future production costs.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 7


      First, due to inadequate available capital during periods prior to 2005, Aurora had been unable to achieve a desirable density of wells in its productive fields. Costs per volume of gas pumped from the wells will decrease as a higher, more desirable density is achieved, because: (a) a higher density of wells allows more water to be removed from the shale, which in turn allows the natural gas to release from the organic materials, resulting in a higher volume of gas production from each well for the same pumping expense; and (b) higher production volumes typically decrease the per-volume costs of both transportation and CO2 removal. With the investment of additional capital into Aurora during January 2005, Aurora was able to begin a drilling program designed to achieve significantly higher well density. Cadence believes this drilling program should result in production costs that are more closely aligned with industry averages.

      Second, one of the producing fields included in Aurora's historical information and its reserve report is the Paxton Quarry field. Aurora acquired this field from another operator, and due to some structural issues, its operating costs are higher compared with a majority of the existing Antrim Shale fields. Although this field will remain in production, its impact on average costs will be reduced as Aurora adds significantly more wells in the Antrim Shale. (See page 80 for additional discussion.)

      Third, the standardized measure included in the footnotes to Aurora's year-end December 31, 2004 financial statements reflects production values only from wells and fields that were included in the reserve report. Properties in which Aurora owns a minor non-operated interest or for which there is uncertainty about continued production, are not included in the reserve report, and neither their projected revenues nor their associated production costs are used in calculating the standardized measure. Revenues and costs from those wells are, however, reflected on the historical production charts in response to Guide 2 on page 80 of the Amendment.

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 8


      Because of the foregoing, in selecting the year-end costs to be used in calculating the standardized measure, Cadence and Aurora looked to two sources of information. Aurora's drilling activity in the third and fourth quarters of 2004 was focused on the Hudson 34 field. As of December 31, 2004, there were seven wells in production in this field. Although this was not at the ideal density of the total of 27 wells that Aurora has scheduled to drill in this field, for November and December 2004, production costs averaged $2.38 per MCF. Aurora's drilling plan over the next few years calls for drilling wells that are similar to the Hudson 34 wells in fields that are similar to the Hudson 34 field, and management felt that the Hudson 34 field data would be a reasonable choice of data to rely upon in preparing the standardized measure. Management also reviewed industry average data for the Michigan Antrim Shale play involving over 8,000 wells, and concluded that the production cost data used to prepare the standardized measure was consistent with industry averages.

      Data for the first six months of 2005 supports this approach. The Hudson 34 field producing for six months, the Hudson Southwest field producing for five months, and the Hudson Northeast field producing for three months, had a combined average production cost for June 2005 of $2.56 per MCF. None of these fields are yet at the ideal density, and management expects production costs to decline further. These three fields generated 70% of Aurora's gross revenues in the first six months of 2005. Attached as Exhibit B to this letter are charts showing production and cost information for these fields during 2005. (The production schedule is also included on page 71.)


[The remainder of this page is intentionally blank.]

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP


H. Roger Schwall
August 23, 2005
Page 9


      Thank you for your assistance in this matter. If you have any questions regarding this letter or the Amendment please do not hesitate to call me at
(212) 704-6169.

                                               Very truly yours,

                                               /s/ Timothy I. Kahler
                                               ---------------------
                                               Timothy I. Kahler

cc: Mr. Howard M. Crosby
    Henry I. Rothman, Esq.

                    Exhibit A to Letter Dated August 23, 2005

====================================================================================================================================
Cadence Resources Corporation
Comparison of SE to FC method of oil and gas accounting
June 30, 2005

                                                 Successful          Full
                                                   Efforts           Cost           Difference
                                                   -------           ----           ----------
Value of oil and gas property                      8,321,020       10,561,745        2,240,725

Depletion, depreciation and amortization and
  impairment under respective methods             (6,101,065)      (7,911,659)      (1,810,594)
                                                  -----------      -----------     -----------

Net Value                                          2,219,955        2,650,086          430,131
                                                  ===========      ===========     ===========



Synopsis:
  Under the full cost method, Cadence would have on the books $2,650,086 for all oil and gas property and equipment.


====================================================================================================================================
Cadence Resources Corporation
Calculation of SE to FC method of oil and gas accounting
June 30, 2005

                                                                      9 Months Ended      Year Ended       Year Ended   Year Ended
                                                                         6/30/2005        9/30/2004         9/30/2003   9/30/2002
                                                                         ---------        ---------         ---------   ---------
Proved properties
            Acquisition costs                            6/30/2005       8,321,020        7,549,316        1,341,569      398,353
Add:
            Exploration and drilling costs               6/30/2005         174,482
            Exploration and drilling costs               9/30/2004         134,452          134,452
            Exploration and drilling costs               9/30/2003         109,968          109,968          109,968
            Exploration and drilling costs               9/30/2002         128,974          128,974          128,974      128,974
            Oil and gas lease expense                    6/30/2005         443,150
            Oil and gas lease expense                    9/30/2004         565,148          565,148
            Oil and gas lease expense                    9/30/2003         302,205          302,205          302,204
            Oil and gas lease expense                    9/30/2002         131,812          131,812          131,812      131,812
            Oil and gas consulting engineer              6/30/2005         135,000
            Oil and gas consulting engineer              9/30/2004         105,535          105,535
            Oil and gas consulting engineer              9/30/2003          60,000           60,000           60,000
------------------------------------------------------------------------------------------------------------------------------------
                                                                        10,611,746        9,087,410        2,074,527      659,139
Less:
            Gain on sale of production rights                              (50,000)         (50,000)         (50,000)          --
------------------------------------------------------------------------------------------------------------------------------------

Proved property total under full cost method                            10,561,746        9,037,410        2,024,527      659,139
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
Total Accumulated DDA and impairment under SE method                    (6,101,065)      (3,911,939)         (61,611)      (4,312)

Total Accumulated DDA and impairment under FC method                    (7,911,659)      (5,164,162)        (274,406)     (24,388)
  Add'l Write Down - to ceiling amount-see separate calc                                   (284,547)
                                                                                        |-----------|
                                                                                        |(5,448,709)|
                                                                                        |-----------|
====================================================================================================================================



           ATLANTA o HONG KONG o LONDON o NEW YORK o NORFOLK o RALEIGH RICHMOND o TYSONS CORNER o VIRGINIA BEACH o WASHINGTON, D.C.


====================================================================================================================================
Cadence Resources Corporation
Calculation of Ceiling Test
September 30, 2004

------------------------------------------------------------------------------------------------------------------------------------


PV 10 - Proved Reserves                                                                       3,083,200
Unproved proerties                                                                              505,501

Total of above                                                                   3,588,701
Less:
                 Tax basis of oil and gas properties at 9/30/04                 (4,228,798)
                 NOL Carryforwards                                                     N/A
                                                                                 ---------

                 Adjustment                                                                            -
                                                                                                ---------
 Full Cost Ceiling Amount                                                                       3,588,701


Total Oil and Gas Property Costs - proved                                        9,037,410
Accumulated D&A  under full cost                                                (5,164,162)
                                                                                ----------

                                                                                               3,873,248
                                                                                               ----------


Cost Ceiling Cushion (Writedown)                                                                (284,547)
                                                                                               ==========

====================================================================================================================================


                    Exhibit B to Letter Dated August 23, 2005


====================================================================================================================================

AURORA ENERGY, LTD
SUMMARY OF 2005 PRODUCTION-NEW DRILLING

                                           GROSS PROJECT MCF'S
------------------------------------------------------------------------------------------------------------------------------------

                           Jan         Wells       Feb          Wells      Mar         Wells     April         Wells       May
------------------------------------------------------------------------------------------------------------------------------------
Well Name
Hudson 34                25,475          17      24,875          17      25,343          17      24,081          17      22,265
Hudson SW                                --       5,981           2      10,345          10      16,540          13      23,854
Hudson NE                                --                      --                      --       6,794           8      29,796

------------------------------------------------------------------------------------------------------------------------------------
                                                                                     NET COMPANY MCF'S
------------------------------------------------------------------------------------------------------------------------------------
Hudson 34                10,164           7       9,396           7       9,706           7       9,223           7       8,528
Hudson SW                                --       1,826           1       3,181           3       5,085           4       9,004
Hudson NE                                --                      --                      --       2,671           3      11,801
                       |------------------------------------------------------------------------------------------------------------
                       | 10,164                  11,222                  12,887                  16,979                  29,333
                       |------------------------------------------------------------------------------------------------------------


Net Company Totals:
Ave MCF per day             328                     401                     416                     566                     946
====================================================================================================================================
Ave Wells                     7                       8                      10                      14                      15
====================================================================================================================================
Ave MCF/well/day          48.34                   52.66                   41.26                   40.02                   62.04
====================================================================================================================================


                      Wells      June         Wells  Total to date
------------------------------------------------------------------
Well Name

Hudson 34               18      24,965          21     147,004
Hudson SW               13      26,222          13      82,941
Hudson NE               11      36,336          11      72,926

------------------------------------------------------------------

------------------------------------------------------------------
Hudson 34                7       9,562           8      56,579
Hudson SW                4       8,062           4      27,158
Hudson NE                4      14,391           4      28,862
                      -----------------------------------------|
                                32,014                 112,599 |
                      -----------------------------------------|


Net Company Totals:
Ave MCF per day                  1,067
==================================================================
Ave Wells                           16
==================================================================
Ave MCF/well/day                 65.08
==================================================================



====================================================================================================================================

AURORA ENERGY, LTD
SUMMARY OF 2005 PRODUCTION COST PER MCF
NEW ANTRIM WELLS DRILLED IN 2005 ONLY
-----------------------------------------------------------------------------------------------------------------
                                                     NET COMPANY PRODUCTION COST
-----------------------------------------------------------------------------------------------------------------
                       Jan         Feb            Mar        April         May          June     Total to date
                       ---         ---            ---        -----         ---          ----     -------------
Well Name

Hudson 34            $ 34,748     $ 30,482     $ 28,818     $ 33,153     $ 32,567     $ 35,823     $195,591
Hudson SW                  --     $  9,061     $ 17,110     $ 16,300     $ 18,718     $ 20,886     $ 82,075
Hudson NE                  --           --           --        9,000       30,272       25,097     $ 64,369
                    |---------|-----------|------------|------------|------------|------------|------------|
                    |$ 34,748 |   $ 39,543|    $ 45,928|    $ 58,452|    $ 81,556|    $ 81,807|    $342,035|
                    |---------|-----------|------------|------------|------------|------------|------------|


-----------------------------------------------------------------------------------------------------------------
                                                   NET COMPANY MCF/S
-----------------------------------------------------------------------------------------------------------------
Hudson 34              10,164        9,396        9,706        9,223        8,528        9,562     $ 56,579
Hudson SW                  --        1,826        3,181        5,085        9,004        8,062     $ 27,158
Hudson NE                  --           --           --        2,671       11,801       14,391     $ 28,862
                    |---------|-----------|------------|------------|------------|------------|------------|
                    |  10,164 |     11,222|      12,887|      16,979|      29,333|      32,014|    $112,599|
                    |---------|-----------|------------|------------|------------|------------|------------|


-----------------------------------------------------------------------------------------------------------------
                                          NET COMPANY PRODUCTION COST PER MCF
-----------------------------------------------------------------------------------------------------------------
Hudson 34            $   3.42     $   3.24     $   2.97     $   3.59     $   3.82     $   3.75
Hudson SW                  --     $   4.96     $   5.38     $   3.21     $   2.08     $   2.59
Hudson NE                  --     $     --     $     --     $   3.37     $   2.57     $   1.74

                    |=========|===========|============|============|============|============|============|
New Well Average     $   3.42     $   3.52     $   3.56     $   3.44     $   2.78     $   2.56
                    |=========|===========|============|============|============|============|============|

=================================================================================================================